Exhibit 99.6

                             INTEROFFICE MEMORANDUM

June 5, 2000


TO:         ALL PRIMARK EMPLOYEES

FROM:       JOE KASPUTYS

SUBJECT:    THE MERGER OF PRIMARK and THOMSON FINANCIAL

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Primark Corporation and The Thomson Corporation have just executed a merger agreement. A copy of the joint press release we issued this morning is attached.

I am very excited about this new opportunity for Primark and for us all. Primark's leading businesses will join with those of Thomson to create a financial information vendor that covers the globe with a complete product offering. The fit between Primark and Thompson Financial is ideal, with the combination providing both a scale of operation and access to resources that we have never before enjoyed. Thomson recognizes that Primark's truly unique asset is the dedication and caliber of our employees, who will have more opportunities than ever before.

I strongly believe that Thomson Financial, with its industry expertise, world-class content and significant resources, is the ideal partner for Primark. Thomson Financial is excited about our future prospects and is committed to grow our businesses. This includes further investments in the many promising initiatives that are currently underway within Primark.

Once the merger is completed, I will assume the position of Chairman of Thomson Financial. Other members of Primark's management team will also take on new responsibilities, as we find ways to take advantage of joint capabilities. Both the Primark management team and I will work closely with you to help insure a successful and positive transition. We will begin planning for this transition immediately, while the tender offer and regulatory approvals are in process.

Both the management at Primark and Thomson Financial believe this merger will be a great benefit to the industry. The combination of our two companies will significantly broaden our product line, and the increased scale and resources will enable all of us to bring a wide range of innovative customer solutions to market.



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Memorandum
June 5, 2000
Page 2
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As important as this merger is, we must not let it distract us from our primary mission of delivering top quality products and services to our customers. We must press ahead with sales, product development, technology improvements and all other critical programs within Primark to keep our business growing.

Your management team and I are committed to keep you fully informed on the progress of our integration. In order to introduce you to our new colleagues, a webcast will shortly be available with a message from me and the two top Thomson Financial executives, Pat Tierney, president and chief executive officer, and Sharon Rowlands, chief operating officer. We will provide you with updates as they occur, either in person, through email or by way of a webcast.

In the meantime, it is "business as usual," with the Primark team proceeding with the exciting initiatives we have underway.

Sincerely,

Joe Kasputys